RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2009

Suite 1540 – 800 West Pender Street, Vancouver  BC V6C 2V6
Tel: 604.623.3333   Toll free: 1.866.365.4706   Fax:  604.623.3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com
INTRODUCTION

This Management Discussion and Analysis (“MD&A”) dated May 11, 2009 includes financial information from, and should be read in conjunction with, the interim consolidated financial statements for the 3 months ended March 31, 2009.  It is further assumed that the reader has access to the audited consolidated financial statements for the year ended December 31, 2008.  Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward looking statements.   Rubicon Minerals Corporation (the “Company”) reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars.

Rubicon Minerals Corporation is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits.  In addition the Company selectively invests in other mineral exploration and resource companies which the Company deems to be of merit.

The Company’s key assets are in the Red Lake gold camp, in the Province of Ontario. In addition, in the prior year, the Company acquired significant land packages in Alaska, USA and Nevada, USA.  The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Quebec in Canada as well as with the SEC in the United States.  The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the American Stock Exchange in the United States under the symbol ‘RBY’.

HIGHLIGHTS

Rubicon continued to drill from surface at its Phoenix Gold Project throughout the first quarter.  Excellent results continued the trend established in 2008, confirming further expansion of the  F2 Gold Zone.

Good progress was made on the Company’s plans to commence drilling the F2 Gold Zone from underground.  All required permits were received during the quarter for underground exploration and the Phoenix shaft has now been dewatered and rehabilitation is ongoing.

To lead the underground development, the Company has secured the services of Claude Bouchard, P.Eng. as Vice President, Operations.  Mr. Bouchard has over 25 years experience in the industry including mine management positions with FNX and Falconbridge.  (More details are found in our news release of April 15, 2009).

On March 5th, the Company closed a $40 million bought deal private placement financing for common shares.  As a result, the Company announced plans to expand and accelerate its 2009 exploration program to 80,000 metres with further emphasis on underground drilling. (see news releases of March 5th and March 30th).

Red Lake Exploration

100% Controlled Projects

Phoenix Gold Project
The 100% owned Phoenix Gold Project includes 25 Licenses of Occupation, one Mining Lease, and 16 Patented Claims that cover approximately 505.43 contiguous hectares.  Pursuant to the acquisition agreements Rubicon is required to make certain advance annual royalty payments and a net smelter return royalty should commercial production be achieved.  The Phoenix Gold Project is underlain by a NNE-trending, west-dipping belt of deformed and intermixed metasediments, basaltic volcanics and ultramafic rocks which define the “East Bay Trend”.  The rocks are Archean in age and part of the Balmer Sequence.  A strong NNE trending structural fabric through the area, which is considered part of the East Bay Deformation Zone (EBDZ) is variably affected by later, NW-SE trending cross cutting regional structures.

2009 Exploration Highlights to March 31, 2009

Drilling
The Company drilled a total of 15,263 metres on the Phoenix property, during the quarter, testing several target areas.  The majority of this drilling was focused on the “F2 Gold Zone”, the discovery of which was announced March 12, 2008.

Mineralization within the F2 Zone occurs in a major ultramafic-mafic structural setting which is considered analogous to major deposits in the Red Lake gold district. The F2 Zone is currently drilled to 1101 metres below surface and remains open at depth. The zone is located approximately 450 metres southeast of the existing exploration shaft (120 metre-deep, now dewatered and being rehabilitated) from which it is planned to facilitate underground access to more effectively drill the F2 Gold Zone. Gold in the F2 Zone is best developed within mafic volcanics as multiple and complex quartz veins, breccias and silica replacement zones that typically contain visible gold and trace to 3% sulphides. Results to date indicate that sub-parallel, high-grade gold lenses or shoots are developed within a robust gold-bearing structure that also hosts thick, lower grade intervals. The overall mineralized envelope suggests a steep plunge to the northwest. These interpretations are preliminary in nature and relationships between the various styles of mineralization are complex. Additional drilling is required to gain a better understanding of gold distribution, geometry and controls on mineralization within the F2 Zone.

Since discovering the F2 zone in late February, 2008, significant gold mineralization has now been intersected over a vertical distance of 3,612 feet (1,101 metres) and over an interpreted strike length of 1,903 feet (580 metres).  The reader is referred to the Company’s news releases and its website (www.rubiconminerals.com) for more information.  Drilling is on-going from land based set ups and is expected to commence from the 400 foot level underground  by the end of May, 2009.

 A new 43-101 technical report focused on the exploration results from the F2 Gold Zone was filed in January, 2009. Following the $40 million financing in March, 2009, an expanded $25 million drill program was announced (see news release dated March 30th, 2009) which includes an 80,000 metre drill program.

Permitting Summary

Rubicon received all of the necessary permits to commence the previously reported Phase I dewatering and shaft rehabilitation during the quarter. The dewatering has now been completed.  In addition, Rubicon submitted a Closure Plan to the Government of Ontario to allow underground exploration which was approved (accepted for filing) February 27, 2009.  Rubicon plans to extend the existing three compartment shaft by approximately 200 metres during Q2 and Q3.

Rubicon is required to comply with all permits in hand which includes the obligation to continue to consult with local communities, including First Nations.

Drilling Results

Significant results received this quarter are summarized below.  Drilling is on-going and complete assays remain pending.

F2 Zone: F2 Zone Significant Gold Results† as of March 23, 2009

Hole	Depth to Centre of Intercept (m)	Gold (g/t)	Metres	Gold (oz/t)	Feet
F2-39	119	3151.1	0.5	91.91	1.6
F2-39	678	35.3	1.0	1.03	3.3
F2-39	715	3.5	4.9	0.10	16.1
F2-39	751	3.9	11.0	0.11	36.1
F2-39	772	3.5	4.0	0.10	13.1
F2-39	777	3.3	4.0	0.10	13.1
F2-39	812	6.8	3.0	0.20	9.8
Incl.	812	9.1	2.0	0.27	6.6
F2-39	822	6.5	6.0	0.19	19.7
Incl.	821	8.0	3.0	0.23	9.8
And	824	13.1	1.0	0.38	3.3
F2-39	959	5.2	2.0	0.15	6.6
F2-40	74	26.9	1.0	0.79	3.3
F2-40	592	7.0	3.5	0.20	11.5
Incl.	592	8.0	3.0	0.23	9.8
F2-40	598	3.7	6.0	0.11	19.7
F2-40	721	16.7	1.0	0.49	3.3
F2-41	43	43.0	0.5	1.25	1.6
F2-41	74	5.1	48.0	0.15	157.5
Incl.	53	260.5	0.5	7.60	1.6
F2-41	114	4.9	3.0	0.14	9.8
F2-42	74	5.7	7.8	0.17	25.8
Incl.	75	6.2	7.0	0.18	23.0
Incl.	76	15.7	1.1	0.46	3.6
F2-42	91	6.1	6.0	0.18	19.7
Incl.	93	18.5	1.0	0.54	3.3
F2-42	170	4.8	14.7	0.14	48.2
Incl.	164	20.1	0.7	0.59	2.3
F2-42	663	15.5	4.0	0.45	13.1
Incl.	663	19.7	3.0	0.57	9.8
Incl.	663	37.4	1.2	1.09	3.9
F2-42	672	119.6	0.5	3.49	1.6
F2-43	699	6.8	3.5	0.20	11.5
F2-43	698	8.7	2.5	0.25	8.2
F2-43	965	10.8	1.0	0.32	3.3
F2-44	32	9.2	2.5	0.27	8.2
F2-44	39	173.7	2.5	5.07	8.2
Incl.	38	854.1	0.5	24.91	1.6
F2-45	anomalous
F2-46	anomalous
F2-47	137	34.6	1.0	1.01	3.3
F2-48	114	5.3	4.0	0.16	13.1
F2-49	164	4.5	8.7	0.13	28.4
F2-50	185	4.2	3.0	0.12	9.8
F2-51	447	31.0	0.8	0.91	2.5
F2-54*	56	4.3	13.0	0.13	42.7
Incl.	53	37.3	1.0	1.09	3.3
F2-54*	84	4.2	6.0	0.12	19.7
Incl.	86	9.5	2.0	0.28	6.6
Or	86	12.8	1.0	0.37	3.3
F2-56*	51	12.1	2.0	0.35	6.6
Incl.	51	42.4	0.5	1.24	1.6
F2-57*	109	68.8	4.0	2.01	13.1
Incl.	109	368.9	0.5	10.76	1.6
*Assays pending for portions of the hole
†Significant gold results satisfy the following cut-off criteria:
> 10.0 gram gold x metre product and > 3.0 g/t gold
Anomalous holes satisfy the following criteria:
> 2.5 gram gold x metre product and < 10.0 gram gold x metre product and greater than 2 g/t gold

All reported intercepts are core lengths and true widths are currently unknown. Reported gold values are uncut. Vein orientations are generally observed to be at moderate to high angle to the core axis but further drilling will be required to determine true thicknesses.

Other Red Lake projects

Rubicon’s strategy in Red Lake is predicated on its control of major ultramafic trends in this important gold-producing district. Ultramafic units are important because there is a close empirical relationship in Red Lake between ultramafic rocks and gold deposits as detailed in numerous public domain articles and publications. As such, all of Rubicon’s current land holdings in Red Lake projects are considered strategic to our plans. While the current focus of the Company is on exploration at its Phoenix project, high geological potential and numerous gold zones are known to exist elsewhere on the Company’s regional land holdings. These provide an important and unique pipeline of future exploration projects in Red Lake for the Company.

Adams Lake Property

The Adams Lake property comprises 35 unpatented mining claims (235 units) located approximately 5 kilometres east of the Red Lake mine complex. Titan 24 geophysical surveys define large structures extending to depth that are thought to be similar to structures which host gold mineralization elsewhere in this prolific gold district. The Company conducted a two-hole reconnaissance program at Adams Lake during 2008. The drilling confirmed the presence of prospective Balmer rocks and validated the Titan 24 survey in the area below iron formation located close to the Balmer formation contact.  The Company believes these results confirm the presence of prospective units in a major fold closure at Adams Lake. Due to the focus on the Phoenix project, drilling at Adams Lake was curtailed to allow maximum resources to be directed to the F2 discovery.

East Bay Property

The Company has a 100% vested interest in 25 unpatented mining claims (44 units: Herbert Option and Seargeant Option).  The project occupies four-kilometres of strike length of the East Bay Trend, immediately adjacent to, and on strike with, the GAZ zone (an inferred resource of 1.4 million tonnes grading 8.0 g/t gold controlled by Goldcorp/Premier Gold Source: Premier Gold News Releases). The East Bay claims are underlain by the East Bay ultramafic body, an important unit associated with gold elsewhere along the trend, including at Rubicon's Phoenix Gold Project. Although considered strategic and a priority target, plans for East Bay have been postponed to allow maximum resources to be directed to the Phoenix project.

DMC Property

The DMC property comprises 41 contiguous unpatented mining claims (263 units) located 7.5 kilometres northwest of the Red Lake mine complex and covers over 17 kilometres strike length of the northeast-trending Red Lake Greenstone belt.  The property was subject to an option agreement with Agnico-Eagle Mines Ltd. (Agnico) at the beginning of 2008, but was returned 100% to the Company in February of that year. Large parts of the property remain underexplored and the property is thus considered strategic to the Company. The Company conducted a Titan 24 geophysical survey covering the core of the DMC property in April 2009. This survey technique has the potential to provide targeting information from surface to up to one kilometer below surface. At the Company’s Phoenix project, similar Titan 24 surveys have been able to identify the F2 Zone mineralized sequence. Rubicon views Titans 24 as a useful tool to identify new targets beyond the Phoenix project itself.

Humlin Property

The Company had optioned a 55% interest in 19 unpatented mining claims (216 units) known as the Humlin Project located in Fairlie Township to Solitaire Minerals Corporation (“Solitaire”). During 2008 Solitaire funded a soil sampling survey on claims immediately adjacent to Goldcorp’s North Madsen property and northwest of Claude Resources’ Madsen property. Solitaire was not able to meet the required $400,000 option terms in 2008 and Rubicon subsequently re-acquired 100% of the property in February 2009. The property is subject to an underlying NSR of between 1.75% and 2.0%.

Partnered Projects

McCuaig JV Property

The McCuaig Property comprises three unpatented mining claims (10 claim units) seven kilometers northwest of the Red Lake mine complex and is a Joint Venture between Rubicon Minerals Corp. (60%) and Golden Tag Resources (40%). The property is strategically located in the heart of the Red Lake gold camp and is underlain in part by the Balmer stratigraphy of the Red Lake Greenstone Belt. The geological setting is considered to be analogous to the Bruce Channel mineralization previously being explored on the adjacent Gold Eagle Mines property (now controlled by Goldcorp Inc.) and to the setting of the major gold deposits of the camp hence is well located for future exploration. Notwithstanding the foregoing, the Company’s focus at the Phoenix project meant that no work was carried out in the period. However, the location and geological environment on the property makes this a strategic project for Rubicon.

Red Lake North Property

The Company has optioned a 55% interest in 47 unpatented mining claims (329 units) known as the Red Lake North Project located in Bateman, Black Bear, Coli Lake and McDonough Townships to Solitaire.  Solitaire is required to spend $751,000 by May 1, 2010 in order to maintain its option in good standing at which time, it will have vested as to a 60% interest in the project. The main focus of exploration on the property is in the area referred to as the Sidace Area claims.

Sidace area claims:
This area of the property is situated adjacent to the Main Discovery Zone (MDZ) located on the adjacent Goldcorp/Planet Exploration Inc. property (see Planet Exploration’s news releases). The style of mineralization reported on the adjacent property is consistent with locally thick gold zones developed within folded quartz-sericite schist which are reported to exhibit an increase in both gold grade and thickness with depth.  In early 2008 a drill hole completed to a depth of 2269 metres to test the down-dip extension of the MDZ. Assays returned from a 50.4 metre section of sericite-bearing schist indicate a thick section of elevated gold (0.74 g/t over 36.1 metres) including 3.42 g/t gold over 4.6 metres and individual assays up to 7.7 g/t gold over 1.0 metre. This stratigraphy is interpreted to be the equivalent of the stratigraphy host to the MDZ on adjacent claims. Partner Solitaire has elected not to drill a recommended follow-up deep drill hole at Sidace but it has met its expenditure commitment required to May 2009.

Westend Property

During 2008, the Company optioned a 60% interest in 23 unpatented mining claims (87 units) known as the Westend Project located in Ball Township to Halo Resources Ltd. (“Halo”).  Under terms of the Letter Agreement dated July 10, 2008, Halo must incur $1,000,000 in expenditures on the property over four years including $75,000 firm in Year 1 (completed), make a an initial cash payment of $20,000 (completed) and issue to the Company 50,000 shares of Halo (completed) to earn a 60% interest in the property.  The property is subject to a NSR of 1.0% on four of the claims in the Agreement.

Slate Bay Property

The Company has a 100% interest in 28 unpatented mining claims (146 units) located in McDonough and Graves Township.  The Company’s 100% interest is subject to a 1.75 - 2.0% NSR royalty.  Approximately $500,000 in exploration work has been completed since 2001.

Slate Bay, located in the core of Red Lake, is a large property with extensive gold-bearing highly prospective Balmer stratigraphy, including key mafic-ultramafic contacts in proximity to a regional scale angular uncomformity.  The setting is analogous to that at the producing mines in the camp, which collectively contain >20 million ounces of gold.  Rubicon’s exploration has advanced the Slate Bay property to a drill-ready status, and incorporates a $500,000 dataset with which to plan future exploration programs.  A minimum 10-hole (2,500 m) drill program is recommended for the Slate Bay property.

English Royalty Division

The English Royalty Division refers to Rubicon’s active program of acquiring mineral properties for the purpose of optioning out to other mining exploration companies.  As such, it provides the Company with an ongoing revenue stream of cash and shares and a residual royalty position in all the properties acquired.

During the quarter ended March 31, 2009, the Company finalized no new property agreements and spent $13,082 on acquisition costs and recovered $90,822 in cash and shares.  The cash and shares received are recorded on the property statement as a recovery of the $13,082 in acquisition costs and the excess is recorded on the statement of operations and deficit as option receipts in excess of property costs.

Future Exploration Plans

During the first quarter, 15,263 metres of drilling were completed on its 100% controlled Phoenix Gold Project. Following the March 2009 $40 million financing, the Company revised its exploration budget to include an 80,000 metre drill program for the period April 1 2009 to March 31 2010.

Qualified Person

The 2009 exploration work in Red Lake is supervised by Terry Bursey, P.Geo., the Qualified Person under the definition of NI 43-101.  Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Standards, blanks and check assays were included at regular intervals in each sample batch.  Gold standards were prepared by CDN Resource Laboratories Ltd.

ALASKA EXPLORATION

Pursuant to its obligations under the McEwen agreement, Rubicon has since May of 2007 carried out a total of Cdn$5 million worth of exploration on its land holdings, located in the Pogo area of Alaska. This includes US$1.2 million on claims under options from Rimfire Minerals Corporation. The Company has therefore met all current and future exploration obligations pursuant to the McEwen transaction, for Alaska.

The Alaska claims are at an early stage of exploration and accordingly, work has focused on mapping and prospecting of this large area to identify and prioritize targets going forward. The 2008 program also included a minor diamond drilling program testing priority areas. Prospecting of the ER claims, under option from Rimfire, led to the discovery of intermittently exposed sub-cropping surface mineralization hosted by quartz rich breccias and elevated gold mineralization, however subsequent drilling failed to return significant gold values.

Due to the F2 Gold Zone discovery, the Company has elected to reduce it 2009-2010 exploration in Alaska but it continues to view its holdings as prospective for new high grade gold discoveries in the area.

The Alaska projects are under the supervision of Curt Freeman, MS., PGeo, Qualified Person as defined by NI 43-101.

NEVADA EXPLORATION

During 2007, Rubicon acquired a 225,000 acre land package in Elko County, Northeastern Nevada pursuant to the McEwen transaction.  Exploration of this property is in the preliminary stage.

To the end of March 2009, the Company has expended Cdn$884,000 on exploration on the property and has met all current and future exploration obligations pursuant to the McEwen transaction.

Due to the F2 Gold Zone discovery, the Company has elected to reduce its 2009-2010 exploration in Nevada but it continues to view its holdings as prospective for bulk mineable gold discoveries in the area.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond our control.  Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies.  Risk factors are more fully described in our Annual Information Form, on file at www.sedar.com .

OPERATING RESULTS

3 Months ended March 31, 2009 compared to the 3 Months ended March 31, 2008

For the 3 months ended March 31, 2009, the Company had net income of $1,015,404 ($0.01 per share) compared to  net income of $2,950,075 ($0.02 per share) in the 3 months ended March 31, 2008, a decrease in net income of $1,934,671.  During the quarter, the Company recorded other comprehensive income (“OCI”) of $158,606 compared to OCI losses of $433,837 in the prior year comparative quarter.  Comprehensive income (the total of net income and other comprehensive income) for the quarter was $1,174,010 compared to $2,516,238 in the prior year comparative quarter, a decrease in comprehensive income of $1,342,228.

The change in income was mainly the result of recording future income tax recoveries arising from the renunciation of flow-through share expenditures and lower interest income.   Significant changes in line items were as follows:

•	Stock based compensation was higher by $377,015 mostly relating to new options granted in 2009.
•	Interest income was lower by $371,512 due to lower interest rates on investments.
•
Future income tax recovery arising from renunciation of flow-through share expenditures was lower by $1,270,042 as the Company renounced $6.5 million of flow-through share expenditures in 2009 compared to $10.4 million of flow-through share expenditures in 2008.

•
Other comprehensive income for the quarter ending March 31, 2009 was $158,606 ($433,837 loss in Q1 2008). The OCI included unrealized gains of $181,394 on the Company’s portfolio of junior mining stocks, as at the quarter end and unrealized gains of $5,925 on re-valuation of the Company’s option rights associated with Africo Resources Ltd.  Both these increases reflect the increase in market prices for the shares held.

SUMMARY OF QUARTERLY RESULTS (Based on Canadian GAAP)

Quarter	2009 First		2008 Fourth		2008 Third		2008 Second		2008 First		2007 Fourth		2007 Third		2007 Second
	$		$		$		$		$		$		$		$
Interest and miscellaneous income		52,302		215,364		161,382		67,762		293,438		381,017		218,638		313,598
Gain (loss) on sale of investments		(23,424)		(85,912)		(111,252)		7,744		-		(165,503)		(11,687)		12,500
Net loss (income)		(1,015,404)		1,318,567		531,151		1,080,848		(2,950,075)		230,576		355,458		441,774
Basic and fully diluted net loss (income) per share		(0.01)		0.00		0.00		0.01		(0.02)		0.01		0.00		0.00

Overall, quarterly losses have increased due to increased administration costs to support an expanding exploration program. During early 2007, the costs of the December 2006 Plan of Arrangement increased expenses significantly.
In the first quarter of 2008 a $3.3 million tax recovery was recorded on renunciation of flow-through share exploration expenditures and in 2009 Q1 a similar entry was made for a $2.03 million tax recovery. Other factors generally causing significant variations include the recording of stock based compensation and the write-off of abandoned mineral properties. These other factors do not have identifiable trends.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources – 3 months ended March 31, 2009.

Following the $10.2 million November 2008 flow-through and non-flow-through financing, the Company had working capital of $22.3 million at December 31, 2008.  Following the $40 million March 2009 financing, working capital increased to $55.1 million as at March 31, 2009.  The Company’s current investment policy is to invest excess funds in Canadian federal or provincial government instruments.

The Company currently has sufficient funds to meet its working capital requirements and other requirements for the next 24 months.

Operating Cash Flows

Cash used in operations decreased by $44,805 from $538,040 in the Q1 2008 to $493,235 in the current quarter.  The major factors causing this were the decrease in payable and prepaid payments in the quarter and a reduction in accounts receivable.

Financing Activities

On March 5th, 2009, the Company closed a $40 million bought deal private placement financing issuing 25 million common shares at $1.60 per share.  A commission of $2.2 million (5.5%) was paid to the underwriters.

During the quarter, the Company issued 89,286 (nil in Q1 2008) common shares from the exercise of warrants and issued 234,500 (10,000 in Q1 2008) common shares from the exercise of options for aggregate cash proceeds of $366,784 ($7,400 in Q1 2008).

Subsequent to March 31, 2009, 3,593,566 common shares were issued pursuant to the exercise of warrants at a price of $1.50 per share for proceeds of $5,390,349.

Investing Activities

During the quarter, the Company spent $3.0 million cash on mineral property acquisition and exploration (2008 Q1 - $2.4 million).

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than what is disclosed under asset retirement obligations in note 10 and commitments in note 14 of the interim consolidated financial statements of the Company.

ASSET RETIREMENT OBLIGATIONS

The Company has an obligation to close and rehabilitate its exploration sites upon abandonment.  At the Phoenix Gold project, a survey was completed in the first quarter, to estimate the current cost to rehabilitate the site, if it were abandoned today.  The total cost was estimated to be $493,000 and this amount was deposited with the Ontario Ministry of Northern Development and Mines (“MNDM”).  No amount was recorded on the balance sheet for this obligation as a reasonable estimate of the likely date of asset retirement could not be determined and therefore a discounted amount of future cash flows could not be calculated.  If such a calculation could be made, the result would be the recording of a liability at the discounted amount and therefore it would be less than the current cost estimate of $493,000.

COMMITMENTS

At March 31, 2009, the Company has $123,618 (2008 - $201,321) in remaining lease payments for the use of its Vancouver office to September, 2010.

At March 31, 2009, the Company is committed to incur $2,247,513 (2008 year end – $5,730,041) in eligible exploration expenditures in order to complete obligations entered pursuant to flow-through share purchase agreements.

The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

TRANSACTIONS WITH RELATED PARTIES

Legal services

David R. Reid is a director of the Company and a partner at the law firm Davis LLP.  For the three months ended March 31, 2009, the Company paid legal fees to Davis LLP, aggregating to $182,949 (2008 - $11,838).  As at March 31, 2009, Davis LLP is owed $685 (2008 - $12,212).

See note 15, “Related Party Transactions”, in the consolidated financial statements for additional information on related party transactions with the Company.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in detail in Note 3 of the consolidated financial statements for the year ended December 31, 2008.  The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  These estimates are based on past experience, industry trends and known commitments and events.  By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant.  Actual results will likely differ from those estimates.

Carrying value of mineral property costs

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs.  Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value.  Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property.  The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property’s estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants.  Under this method, the fair value of stock options is calculated at the date of grant or vesting and is expensed, capitalized or recorded as share issue costs over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted.  This model is subject to various assumptions.  The assumptions the Company makes will likely change from time to time.  At the time the fair value is determined, the methodology the Company uses is based on historical information, as well as anticipated future events.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted new CICA Handbook section 3064 which replaces CICA Handbook Section 3062, Goodwill and Other Intangibles.  This standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Consequentially, references to deferred costs were removed from CICA Accounting Guideline 11, Enterprises in the Development Stage. Adoption of this standard did not have an effect on the Company’s financial statements.

Mining Exploration Costs

Effective January 1, 2009, the Company adopted new CICA Emerging Issues Committee guidance in EIC-174, “Mining Exploration Costs”.  The EIC provides guidance on the capitalization and impairment review of exploration costs.  Adoption of this guidance did not have an effect on the Company’s financial statements.

New Accounting Pronouncements

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants (“CICA”) will likely impact the Company’s future accounting policies:

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canadian generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The SEC has indicated that foreign private issues, like the Company, will no longer have to append US GAAP reconciliations to their SEC filings upon their conversion to IFRS.

The key elements, timing and status of the Company’s changeover plan are outlined below:

1.	Develop internal knowledge to manage changeover, design systems and produce IFRS reports.

Senior accounting staff have commenced upgrading their knowledge and will continue throughout the process.

2.	Review accounting policy changes that are required or are optional under IFRS1 on conversion and make choices where necessary.

Mid to late 2009 has been targeted as completion date to make these decisions. When these changes and proposed decisions have been made, the audit committee and board will be provided with the knowledge to evaluate the proposed changes.  Initial issue review has commenced.

3.	Prepare 2010 opening balance sheets and reconciliations of 2010 interim and year end statements to Canadian GAAP statements of the same periods.

The target will be to prepare these statements as soon a practicable through 2010.

4.	Review accounting software and other information technology issues for IFRS compliance.

Software is planned to be compliant before the transition date of January 1, 2010.

5.	Review internal control implication of new policies and changeover.

Internal control implications are targeted to be determined before the changeover date of January 1, 2011.

6.	Review disclosure controls and procedures in light of change to IFRS.

Disclosure controls and procedures implications will be determined before the changeover date of January 1, 2011.

7.	Review business implications of conversion such as compensation formulas, key performance indicators and contract requirements.

Target completion date is mid 2010.

It is expected that policy changes implemented pursuant to IFRS may have a material effect on the Company’s financial statements.

OUTSTANDING SHARE DATA

As at May 11, 2009, the Company had the following common shares, stock options and warrants outstanding:

Common shares	185,782,936
Warrants	5,298,563
Stock options	7,270,800
Fully diluted shares outstanding	198,352,299

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's  management  is  responsible  for  establishing  and  maintaining adequate  internal  control over  financial  reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore,  even those  systems  determined  to be effective  can provide  only  reasonable   assurance  with  respect  to  financial   statement preparation and presentation.

There have been no changes in the  Company's  internal  control over  financial reporting  during  the 3 months ended March 31,  2009,  that have  materially affected,  or are reasonably likely to materially  affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information on the Company, including its Annual Information Form and other public filings, are available on SEDAR at www.sedar.com. Other information can be viewed at the Company’s website at www.rubiconminerals.com.

CAUTIONARY NOTICES

The Company’s consolidated financial statements for the 3 months ended March 31, 2009 and this accompanying MD&A contain statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward looking information” within the meaning of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”) .  Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.  Forward-looking statements in this MD&A include statements regarding the Company’s future exploration plans and expenditures, the satisfaction of rights and performance of obligations under agreements to which the Company is a part and estimates of rehabilitation costs, administrative assessments and other expenses.

The forward-looking statements that are contained in this MD&A are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties.  As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements.  Some of these risks and uncertainties are identified under the heading “RISKS AND UNCERTAINTIES” in this MD&A.  Additional information regarding these factors and other important factors that could cause results to differ materially may be referred to as part of particular forward-looking statements.  The forward-looking statements are qualified in their entirety by reference to the important factors discussed under the heading “Risks and Uncertainties” and to those that may be discussed as part of particular forward-looking statements.  Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary,  market conditions and general business, economic, competitive, political and social conditions.  These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner.   Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.  Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.